# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Portillo's Inc., CIK 0001871509
CUSIP: 73642K106
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903
Date of event which requires filing of this statement: 09/11/2025
Amends the filing with accession number 0000921895-24-001846
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,534,411; sole dispositive power 0; shared dispositive power 3,534,411; aggregate amount beneficially owned 3,534,411 (4.9% of the class)
- Engaged Capital Co-Invest XVII, LP (CIK 0002026762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,534,890; sole dispositive power 0; shared dispositive power 1,534,890; aggregate amount beneficially owned 1,534,890 (2.1% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,069,301; sole dispositive power 0; shared dispositive power 5,069,301; aggregate amount beneficially owned 5,069,301 (7% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,069,301; sole dispositive power 0; shared dispositive power 5,069,301; aggregate amount beneficially owned 5,069,301 (7% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,069,301; sole dispositive power 0; shared dispositive power 5,069,301; aggregate amount beneficially owned 5,069,301 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Portillo's Inc.
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,534,411 Shares beneficially owned by Engaged Capital Flagship Master is approximately $38,757,991, including brokerage commissions. The aggregate purchase price of the 1,534,890 Shares beneficially owned by Engaged Capital Co-Invest XVII is approximately $16,712,391, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Board of the Issuer in accordance with the terms of the Cooperation Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,905,580 Shares outstanding as of July 29, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 3,534,411 Shares, constituting approximately 4.9% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XVII directly beneficially owned 1,534,890 Shares, constituting approximately 2.1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, may be deemed to beneficially own the 5,069,301 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.0% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,069,301 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.0% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,069,301 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Exhibit 1 annexed hereto sets forth all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Except as otherwise set forth therein, all of such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended to add the following:

As previously disclosed, Engaged Capital Flagship Master sold short certain exchange listed American-style call options (the "Short Call Options") referencing an aggregate of 200,000 Shares, which had an exercise price of $11.00 per Share and expiration date of May 16, 2025. Prior to the expiration date, Engaged Capital Flagship Master purchased to cover the Short Call Options and, accordingly, Engaged Capital Flagship Master no longer has any exposure to the Short Call Options.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (09/11/2025)
- Engaged Capital Co-Invest XVII, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (09/11/2025)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (09/11/2025)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (09/11/2025)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (09/11/2025)